5151 San Felipe Street Suite 2500 Houston, Texas 77056 Tel: 713-386-3701

Via EDGAR and Federal Express

January 9, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP

Amendment No. 4 to Registration Statement on Form S-1

Filed January 2, 2015

Response dated December 31, 2014

File No. 333-198990

Ladies and Gentlemen:

Set forth below are the responses of Columbia Pipeline Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 6, 2015, with respect to Amendment No. 4 to Registration Statement on Form S-1, File No. 333-198990, filed with the Commission on January 2, 2015 (the “Registration Statement”) and the Partnership’s response dated December 31, 2014.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of your comments or Annex A hereto, which includes a proposed marked copy of those pages of the Registration Statement that will be affected by the responses set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The proposed bona fide range of $19.00 to $21.00 per common unit and the number of common units to be issued and sold to the public remain unchanged from our December 31, 2014 response.

Securities and Exchange Commission

January 9, 2015

As discussed with members of the Staff, this information is being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the initial public offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

General

1.	Please apply all comments below to the draft changes pages submitted as correspondence on January 2, 2015.

RESPONSE: We acknowledge the Staff’s comment and have applied all responses to the comments below to the draft changes pages submitted as correspondence on January 2, 2015.

Use of Proceeds, page 60

2.	Please refer to the last paragraph under this heading and provide us with your calculations supporting the change in net proceeds resulting from a $1.00 increase or decrease in the assumed initial public offering price of $20.00, an increase of 1.0 million common units together with a $1.00 increase in the assumed initial public offering price, and a decrease of 1.0 million common units together with a $1.00 decrease in the assumed initial public offering price.

RESPONSE: We acknowledge the Staff’s comment and note that the change in net proceeds referred to above is calculated by multiplying the assumed initial public offering price per unit of $20.00 (adjusted to reflect the $1.00 increase or decrease in price, as applicable) by the estimated 40,000,000 common units that will be issued to the public (adjusted to reflect the increase or decrease of 1 million common units offered, as applicable), less the structuring fee of 0.5%, gross spread of 4.5% and offering expenses of $5.0 million.

Our calculations supporting the change in net proceeds resulting from a $1.00 increase in the assumed initial public offering price of $20.00 are as follows: $21.00 per unit multiplied by 40,000,000 common units issued to the public, less the structuring fee of .5% (or $4.2 million), gross spread of 4.5% (or $37.8 million) and offering expenses of $5.0 million, equaling $793.0 million, an increase of approximately $38.0 million above the estimated net proceeds of $755.0 million.

Our calculations supporting the change in net proceeds resulting from an increase of 1.0 million common units together with a $1.00 increase in the assumed initial public offering price of $20.00 are as follows: $21.00 per unit multiplied by 41,000,000 common units issued to the public, less the structuring fee of .5% (or $4.31 million), gross spread of 4.5% (or $38.75 million) and offering expenses of $5.0 million, equaling $812.94 million, an increase of approximately $57.9 million above the estimated net proceeds of $755.0 million.

Securities and Exchange Commission

January 9, 2015

Our calculations supporting the change in net proceeds resulting from a decrease of 1.0 million common units together with a $1.00 decrease in the assumed initial public offering price of $20.00 are as follows: $19.00 per unit multiplied by 39,000,000 common units issued to the public, less the structuring fee of .5% (or $3.71 million), gross spread of 4.5% (or $33.35 million) and offering expenses of $5.0 million, equaling $698.94 million, a decrease of approximately $56.1 million below the estimated net proceeds of $755.0 million.

Capitalization, page 61

3.	Please refer to footnote (1) to your tabular presentation of capitalization. Please tell us and revise your footnote to disclose why you believe it is appropriate that your calculation of total capitalization would not include total equity on a GAAP basis and instead includes a non-GAAP measure of total equity.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include total equity on a GAAP basis in our calculation of total capitalization. Please see page 61 of the Registration Statement pages attached hereto in
Annex A.

4.	Please refer to footnote (2) to your tabular presentation of capitalization. Please tell us why this footnote refers to a $5,730.9 million and $500.0 million decrease for the capital attributable to the Noncontrolling interest. In this regard, it appears that the total capital attributable to the Noncontrolling interest is $5,730.9 million.

RESPONSE: We acknowledge the Staff’s comment and have revised the footnote accordingly. Please see page 61 of the Registration Statement pages attached hereto in Annex A.

Dilution, page 62

5.	Please provide us with your calculations supporting the following line items included in your dilution table: net tangible book value per common unit before the offering, increase in net tangible book value per common unit due to the purchase of additional interests in Columbia OpCo, decrease in net tangible book value per common unit due to distributions to CEG, and net tangible book value per common unit after the offering. If not clear from your calculations, explain to us how the amounts seen in your calculations of total net tangible book value relate to the line items and amounts seen on the face of your balance sheets.

RESPONSE: We acknowledge the Staff’s comment and have provided a detailed explanation below of the calculations included in the dilution related to this offering. We note that as a result of the change to the Registration Statement from comment #6, the respective dilution calculations have been updated accordingly.

Securities and Exchange Commission

January 9, 2015

In order to calculate the net tangible book value per common unit of the Partnership, we first start with the net book value of Columbia OpCo, which is $6,455.7 million at the time CEG contributes to Columbia OpCo substantially all of the subsidiaries of the Columbia Pipeline Group Operations segment in exchange for the right to receive a distribution of $500 million from Columbia OpCo as reimbursement for certain pre-formation capital expenditures by CEG. Columbia OpCo’s net tangible book value of $4,480.2 million is determined by subtracting Columbia OpCo’s goodwill of $1,975.5 million from Columbia OpCo’s net book value of $6,455.7 million.

CEG initially contributes to the Partnership an approximate 8.9% limited partner interest in Columbia OpCo in exchange for 8,251,748 common units and 48,251,748 subordinated units, which results in the Partnership having a net book value prior to the offering of 8.9% of Columbia OpCo’s net book value, or $577.1 million. The Partnership’s net tangible book value prior to the offering is equal to 8.9% of Columbia OpCo’s net tangible book value, or $400.5 million.

As further reflected in the following table, the Partnership’s net tangible book value per common unit before the offering of $7.09 is determined by dividing the Partnership’s net tangible book value before the offering ($577.1 million) by the number of units (8,251,748 common units and 48,251,748 subordinated units) to be issued to CEG in exchange for the contribution described above:

Net tangible book value per common unit before the offering

Net Tangible book value: (per September 30, 2014 pro forma balance sheet)

(in millions, except per unit and unit amounts)
Common Units—public	—
Common Units—CEG	$84.3
Subordinated Units—CEG	492.8
Net book value of equity	$577.1
Goodwill	$1975.5
Partnership’s % ownership in Columbia OpCo before the offering	8.9%
Goodwill excluded from net tangible book value	176.6
Net tangible book value before the offering	$400.5
Number of common units (pre-IPO)	8,251,748
Number of subordinated units (pre-IPO)	48,251,748
Total number of units (pre-IPO)	56,503,496
Net tangible book value per common unit before the offering	$7.09

In order to calculate the increase in net tangible book value of the Partnership after the offering, we start with the Partnership’s book value after the offering of $1,332.1 million, which is the sum of the Partnership’s book value prior to the offering of $577.1 million plus the net proceeds of the offering of $755.0 million.

Securities and Exchange Commission

January 9, 2015

The Partnership’s goodwill after the offering of $288.4 million is calculated by multiplying Columbia OpCo’s total goodwill of $1,975.5 million by the Partnership’s aggregate ownership percentage of 14.6% in Columbia OpCo after the offering. The Partnership’s net tangible book value after the offering of $1,043.7 million is equal to the Partnership’s net book value after the offering minus the Partnership’s goodwill after the offering. As further reflected in the following table, the Partnership’s net tangible book value per common unit after the offering of $10.81 is determined by dividing the Partnership’s net tangible book value after the offering ($1,043.7 million) by the total number of units outstanding after the offering (48,251,748 common units and 48,251,748 subordinated units):

Increase in net tangible book value per common unit due to the offering

Net Tangible book value: (per September 30, 2014 pro forma balance sheet)

(in millions, except per unit and unit amounts)
Common Units—public	$755.0
Common Units—CEG	84.3
Subordinated Units—CEG	492.8
Book value of equity	$1,332.1
Columbia OpCo’s Goodwill	$1,975.5
% Ownership in Columbia OpCo after the purchase of additional interests	14.6%
Partnership’s Goodwill	288.4
Net tangible book value attributable to purchasers in the offering	$1,043.7
Number of common units (post-IPO)	48,251,748
Number of subordinated units (post-IPO)	48,251,748
Total number of units (post-IPO)	96,503,496
Net tangible book value per common unit due to in the offering	$10.81
Net tangible book value per common unit before the offering	$7.09
Increase in net tangible book value per common unit due to purchasers in the offering	$3.72

We also note that we have further revised our dilution footnote so that the $500 million distribution does not impact the general partner interest and instead impacts the non-controlling interest of the Partnership. This presentation reflects the distribution made by Columbia OpCo (as opposed to the Partnership) to CEG as a reimbursement of pre-formation capital expenditures and therefore the distribution is accounted for as a return of capital from Columbia OpCo. As a result, the distribution does not impact CEG’s equity interest in the Partnership and further does not impact the calculation of the Partnership’s net tangible book value. Please see page 62 of the Registration Statement pages attached hereto in Annex A.

Securities and Exchange Commission

January 9, 2015

Unaudited Pro Forma Combined Balance Sheet, page F-4

6.	Please refer to pro forma adjustment (k) and explain to us in more detail why your use of proceeds to acquire additional limited partner interests in Columbia OpCo results in the allocation of a loss to your general partner’s equity account and increases the noncontrolling interest’s claim on your consolidated net assets. In this regard, we assume that your acquisition of additional limited partner interests in Columbia OpCo would reduce the noncontrolling interest’s claim on your consolidated net assets and increase your unitholders’ claim on your consolidated net assets.

RESPONSE: We agree with the Staff’s comment that the acquisition of additional limited partner interests in Columbia OpCo would reduce the noncontrolling interest’s claim on our consolidated net assets and increase our unitholders’ claim on our consolidated net assets. As a result, we have eliminated the pro forma adjustment (k) and the related loss on the general partner interest throughout the Registration Statement.

In addition, we have added disclosure on page F-3 to clarify for investors that the Partnership’s purchase of additional limited partner interests in Columbia OpCo using net offering proceeds does not result in a consolidated pro-forma adjustment. This purchase by the Partnership is accounted for as an investment in Columbia OpCo, which is eliminated in consolidation because Columbia OpCo is consolidated by the Partnership. The purchase of additional interest in Columbia OpCo benefits the investor through the higher participation in future earnings of Columbia OpCo.

The following tables reflect the impact of certain formation steps on the allocation of book equity in the Partnership to its partners:

Step 1: CEG contributes an 8.9% limited partner interest in Columbia OpCo to the Partnership in exchange for 8,251,748 common units and 48,251,748 subordinated units. CEG retains a 91.1% non-controlling interest in Columbia OpCo.

Owner of book equity in the Partnership ($ are in millions)
CEG – NCI	CEG – LP	Public – LP	Total
$5,878.6	$577.1	—	$6,455.7
91.1%	8.9%	0.0%	100.0%

Step: 2: The Partnership receives $755 million of net proceeds from the public investors in the offering in exchange for issuing 40,000,000 common units. Following this transaction, the public has a 41.5% (40,000,000 / 96,503,496) legal ownership interest in the Partnership and CEG owns the remaining 58.5%. At that time, the book equity in the Partnership is allocated as follows:

Owner of book equity in the Partnership ($ are in millions)
CEG – NCI	CEG – LP	Public – LP	Total
$5,878.6	$577.1	$755.0	$7,210.7
81.5%	8.0%	10.5%	100.0%

Securities and Exchange Commission

January 9, 2015

Step: 3: The Partnership uses the $755 million of net offering proceeds to purchase from Columbia OpCo an additional limited partner interest in Columbia OpCo, which results in the Partnership owning a 14.6% limited partner interest in Columbia OpCo. Because the Partnership consolidates Columbia OpCo, the transfer of cash from the Partnership to Columbia OpCo does not result in incremental equity to the consolidated Partnership. At that time, the book equity in the Partnership is allocated as follows:

Owner of book equity in the Partnership ($ are in millions)
CEG – NCI	CEG – LP	Public – LP	Total
$5,878.6	$577.1	$755.0	$7,210.7
81.5%	8.0%	10.5%	100.0%

Step 4: Columbia OpCo uses $500 million of the $755 million in net offering proceeds it received from the Partnership to make a distribution to CEG as a reimbursement of pre-formation capital expenditures. This transaction is accounted for as a dividend, and has no impact on the respective legal ownership interests of the entities. However, this distribution to CEG results in a reduction in CEG’s non-controlling interest in Columbia OpCo (but does not impact CEG’s limited partner interest in the Partnership), with the book equity in the Partnership allocated as follows:

Owner of book equity in the Partnership ($ are in millions)
CEG – NCI	CEG – LP	Public – LP	Total
$5,378.6	$577.1	$755.0	$6,710.7
80.1%	8.6%	11.3%	100.0%

We further note that because CEG acquires its interests in the Partnership at historical book value, while the public investors purchase their interests at fair market value, the partners’ relative legal ownership interests differ from their percentage of book equity.

Securities and Exchange Commission

January 9, 2015

Financial Statements for the Nine Months Ended September 30, 2013, page F-15

Condensed Combined Statements of Operations (Unaudited), page F-17

7.	We note your presentation of pro forma earnings per common unit and the related footnote. It is unclear to us how you concluded you would have 70,636,748 common units outstanding for purposes of this calculation and why this number of common units would exceed the 48,251,748 common units that will actually be outstanding after this offering. Please provide us with your calculations supporting both the numerator and the denominator of your pro forma earnings per common unit. Please ensure that your response includes, but is not limited to, the calculations supporting your conclusion that you would need to have sold 22,385,000 common units to the public to provide the proceeds necessary to fund the amount of the dividend that exceeds the current year’s earnings. Please also apply this comment to your calculation of pro forma earnings per common unit within your annual financial statements.

RESPONSE: We acknowledge the Staff’s comment and note that we have revised our calculations based on the 8,251,748 common units that will be issued to CEG in connection with the offering plus the additional number of common units that would be required to be issued to provide the proceeds necessary to fund the amount of the dividend. Additionally, we have revised using the Partnership’s percentage of pro forma historical net income rather than pro forma net income. We have revised the Registration Statement to reflect the updated calculations as well as the revised disclosure. Please see page F-22 and F-42 of the Registration Statement pages attached hereto in Annex A.

The following are the calculations supporting our conclusion that we would need to have sold 23,505,000 and 23,050,000 common units to the public for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively, to fund the amount of the dividend that exceeds that period’s earnings:

	September 30, 2014	December 31, 2013
	(in millions, except per unit and unit amounts)
Total Common Units Support
Predecessor historical net income	$204.7	$266.9
Columbia Pipeline Partners LP ownership %	14.6%	14.6%
Net income attributable to Columbia Pipeline Partners LP	$29.9	$39.0
Distribution to parent	(500.0)	(500.0)
Amount of distribution in excess of pro forma net income	$(470.1)	$(461.0)
Assumed initial public offering price per common unit	20.00	20.00
Additional common units required to be issued	23,505,000	23,050,000
Common units- CEG outstanding after initial public offering	8,251,748	8,251,748
Total common units	31,756,748	31,301,748

Securities and Exchange Commission

January 9, 2015

The inputs for the earnings per common unit calculation were updated from our previous filing to use the Partnership’s 14.6% interest in the Predecessor’s historical net income and the number of total common units discussed and calculated above. The following are our calculations supporting the pro forma earnings per common unit:

	September 30, 2014	December 31, 2013
	(in millions, except per unit and unit amounts)
Common Unitholders Interest In Pro Forma Net Income
Minimum quarterly distribution per common unit	$0.162500	$0.162500
Total common units	31,756,748	31,301,748
Minimum quarterly distribution	$5.2	$5.1
Number of quarters	3	4
Minimum distribution per common unit year to date	$15.6	$20.4
Pro Forma Net Earnings Per Common Unit
Common unitholders interest in pro forma net income (numerator)	$15.6	$20.4
Total common units (denominator)	31,756,748	31,301,748
Pro forma basic and diluted earnings per common unit	$0.49	$0.65

Securities and Exchange Commission

January 9, 2015

*        *        *         *        *

In responding to the foregoing Staff comments, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE PARTNERS LP

By:	CPP GP LLC, its general partner

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	Chief Financial Officer

Enclosures

cc:	Robert E. Smith, CPP GP LLC
Gillian A. Hobson, Vinson & Elkins L.L.P.
Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.

Annex A